CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

(Expressed in Canadian Dollars, unless otherwise stated)

(unaudited)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2007	2006
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$8,763,063	$12,775,145
Amounts receivable	156,696	159,079
Due from related parties (note 7)	156,295	138,616
Prepaid expenses	219,896	104,164
	9,295,950	13,177,004

Deferred financing costs	–	337,852
Equipment (note 4)	103,654	73,315
Mineral property interests (note 5)	9,078,222	8,240,751

	$18,477,826	$21,828,922

LIABILITIES AND SHARHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$199,452	$1,034,144
Current portion of term loan	2,737,000	–
	2,936,452	1,034,144

Term loan	8,573,942	11,818,677
	11,510,394	12,852,821

Shareholders' equity
Share capital (note 6(a))	51,575,768	50,207,363
Contributed surplus	4,604,683	4,849,043
Deficit	(49,213,019)	(46,080,305)
	6,967,432	8,976,101

Nature of operations (note 1)
Proposed transaction (note 9)
Subsequent event (note 10)
	$18,477,826	$21,828,922

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Expenses
Accounting, audit and legal	$47,276	$205,169	$187,518	$588,419
Conference and travel	29,004	17,314	151,280	142,958
Consulting	30,196	221,967	115,630	301,364
Exploration (schedule)	21,620	42,056	103,508	599,724
Foreign exchange gain	(192,162)	(117,280)	(519,508)	(267,748)
Gain on disposal of fixed assets	–	(10,538)	–	(21,884)
Interest expense	496,076	–	1,507,327	–
Interest income	(134,151)	16,591	(566,190)	(22,911)
Office and administration	77,521	79,168	279,958	252,436
Salaries and benefits	487,756	335,039	1,450,976	1,118,423
Stock-based compensation - office and administration	–	(580)	1,044	9,137
Stock-based compensation - exploration	–	(2,896)	401	15,209
Shareholders communications	60,299	37,677	192,280	177,672
Trust and filing	31,489	28,660	230,490	127,564
Loss before the following	954,924	852,347	3,134,714	3,020,363
Future income tax expense (recovery) (note 5)	–	4,000	(2,000)	(96,000)
Loss for the period	954,924	856,347	3,132,714	2,924,363
Other comprehensive income (loss)	–	–	–	–
Total Comprehensive Loss	$954,924	$856,347	$3,132,714	$2,924,363

Basic and diluted loss per share	$0.01	$0.01	$0.02	$0.02

Weighted average number of common shares outstanding	184,770,793	148,220,407	162,740,579	148,220,407

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Nine months ended			Year ended
	September 30, 2007		December 31, 2006
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	148,220,407	$50,207,363	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	734,000	1,027,600	–	–
Share purchase options exercised at $0.95 per share	100,000	95,000	–	–
Fair value of stock options allocated to shares issued on exercise	–	245,805	–	–
Common shares issued (note 5(a)(i))	36,000,000	–	–	–
Balance at end of the period	185,054,407	$51,575,768	148,220,407	$50,207,363

Contributed surplus
Balance at beginning of the period		$4,849,043		$4,824,697
Stock-based compensation		1,445		24,346
Fair value of stock options allocated to shares issued on exercise		(245,805)		–
Balance at end of the period		$4,604,683		$4,849,043

Deficit
Balance at beginning of the period		$(46,080,305)		$(41,575,461)
Loss for the period		(3,132,714)		(4,504,844)
Balance at end of the period		$(49,213,019)		$(46,080,305)

TOTAL SHAREHOLDERS' EQUITY		$6,967,432		$8,976,101

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Operating activities
Loss for the period	$(954,924)	$(856,347)	$(3,132,714)	$(2,924,363)
Items not involving cash
Amortization included in exploration expenses	6,044	5,752	15,312	25,585
Future income tax expense (recovery)	–	4,000	(2,000)	(96,000)
Accrued interest on term loan	465,295	–	1,369,014	–
Stock-based compensation	–	(3,476)	1,445	24,346
Loss (gain) on disposal of equipment	–	(10,538)	–	(21,884)
Unrealized foreign exchange gain	(277,299)	(65,000)	(379,299)	(235,000)
Equity loss (gain) in exploration expenditures	24,664	(38,428)	61,134	252,627
Changes in non-cash operating working capital
Amounts receivable	(565)	3,902	2,383	107,448
Amounts due to and from related parties	(9,737)	470,970	(17,679)	112,160
Prepaid expenses	(180,801)	(83,296)	(115,732)	(25,956)
Accounts payable and accrued liabilities	(4,021)	167,406	(834,692)	99,404
Cash and equivalents used by operating activities	(931,344)	(405,055)	(3,032,828)	(2,681,633)

Investing activities
Purchase of equipment	(38,231)	–	(45,651)	(9,731)
Disposal of fixed assets	–	9,886	–	82,356
Equity investment	(726,698)	(20,224)	(751,605)	(20,224)
Cash and equivalents used by investing activities	(764,929)	(10,338)	(797,256)	52,401

Financing activities
Issuance of common shares	587,300	–	1,122,600	–
Cash and equivalents provided by financing activities	587,300	–	1,122,600	–

Effect of exchange rate changes on cash and equivalents	(248,229)	–	(1,304,598)	–
Decrease in cash and equivalents	(1,357,203)	(415,393)	(4,012,082)	(2,629,232)
Cash and equivalents, beginning of period	10,120,266	2,376,445	12,775,145	4,590,284
Cash and equivalents, end of period	$8,763,063	$1,961,052	$8,763,063	$1,961,052

Supplementary information
Interest paid	$30,781	$48,862	$138,313	$75,617
Interest received	$(134,151)	$(32,271)	$(566,190)	$(98,528)
Taxes paid	$–	$–	$–	$–

Non-cash financing and investing activities
Fair value of options allocated to shares issued on exercise	$123,670	$–	$245,805	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
Republic of South Africa	September 30		September 30
	2007	2006	2007	2006
Northern Limb of the Bushveld Complex
Amortization	$6,044	$5,752	$15,312	$25,585
Assays and analysis	–	(741)	200	17,504
Engineering	–	(11,646)	19,784	40,470
Environmental and socioeconomic	–	(2,167)	–	10,378
Geological and consulting	4,552	6,223	31,113	19,797
Graphics	50	354	2,134	826
Property fees and option payments	5,351	4,485	15,300	28,526
Site activities	3,679	6,934	9,108	29,157
Transportation	(494)	(95)	2,864	2,147
	19,182	9,099	95,815	174,390

Eastern Limb of the Bushveld Complex
Assays and analysis	–	(1,032)	–	21,797
Drilling	–	(11,908)	–	309,843
Engineering	–	39,420	–	65,044
Geological and consulting	2,438	6,477	7,693	28,650
	2,438	32,957	7,693	425,334
Exploration expenses before the following	21,620	42,056	103,508	599,724
Stock-based compensation	–	(2,896)	401	15,209
Exploration expenses	21,620	39,160	103,909	614,933
Cumulative expenditures, beginning of period	23,695,603	23,422,553	23,613,314	22,846,780
Cumulative expenditures, end of period	$23,717,223	$23,461,713	$23,717,223	$23,461,713

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex.

Operating results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2006 which have been publicly filed on SEDAR at www.sedar.com. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income depending on the classification the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

  Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

In accordance with this new standard, deferred financing costs relating to the issuance of the term loan are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the term loan, and are amortized to interest expense using the effective interest rate method.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at September 30, 2007, the Company had no accumulated other comprehensive income and for the three and nine months ended September 30, 2007, comprehensive income (loss) equals net loss.

4.	EQUIPMENT

	September 30, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$56,303	$9,588	$46,715	$10,651	$6,144	$4,507
Vehicles	116,368	59,429	56,939	116,368	47,560	68,808
	$172,671	$69,017	$103,654	$127,019	$53,704	$73,315

5.	MINERAL PROPERTY INTERESTS

	Nine months ended	Year ended
	September 30, 2007	December 31, 2006
Ga-Phasha Project
Balance, beginning of year	$4,040,751	$4,302,000
Equity loss – exploration expenses	(61,134)	(555,677)
Net investments during the period	751,605	59,428
Equity gain – future income tax recovery	2,000.	121,000
Equity gain – foreign exchange	145,000.	114,000
Ga-Phasha Project, end of period	4,878,222	4,040,751
Platreef Properties – acquisition costs	4,200,000	4,200,000
Balance, end of period	$9,078,222	$8,240,751

(a)	Pelawan Settlement Agreement

Pursuant to the Settlement Agreement in December 2006 between the Company and Pelawan Investments (Proprietary) Limited ("Pelawan") as described in note 5(a) of the audited

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

consolidated financial statements for the year ended December 31, 2006, Pelawan has waived the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)	Anooraq has issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement.

(ii)

Anooraq has issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled Black Economic Empowerment ("BEE") company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being nil.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2005	$1.47	4,778,200	3.61
Cancelled	1.90	(235,000)
Expired	1.84	(555,000)
Balance, December 31, 2006	$1.39	3,988,200	3.23
Exercised	1.35	(834,000)
Cancelled	1.40	(60,000)
Balance, September 30, 2007	$1.40	3,094,200	3.07

Options outstanding and exercisable at September 30, 2007 were as follows:

		Number of
	Exercise	options
Expiry date	price	outstanding
December 14, 2007	$1.40	149,200
December 17, 2010	$1.40	2,945,000
Total		3,094,200
Average exercise price		$1.40

There were no options granted during the three and nine months ended September 30, 2007.

(c)	Share purchase warrants The continuity of share purchase warrants is as follows:

Expiry date	December 31, 2008
Exercise price	$1.35
Balance, December 31, 2006	–
Issued (note 5(a)(ii))	167,000,000
Exercised	–
Expired	–
Balance, September 30, 2007	167,000,000

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended		Nine months ended
	September 30		September 30
Services rendered by	2007	2006	2007	2006
Hunter Dickinson Inc. (a)	$130,574	$152,194	$457,785	$701,765
CEC Engineering Ltd. (b)	–	35,478	25,111	89,189

		As at	As at
		September 30	December 31
Related party balances receivable		2007	2006
Hunter Dickinson Inc.	(a)	$112,018	$98,820
Southgold Exploration (Proprietary) Limited	(c)	44,277	39,796
Receivable from related parties		$156,295	$138,616

Related party balances payable		September 30	December 31
(included in accounts payable)		2007	2006
CEC Engineering Ltd.	(b)	–	6,435

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

During the nine months ended September 30, 2007, the Company paid or accrued $25,111 (2006 – $89,189) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

(c)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shared certain premises and other facilities in 2006 with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

8.	SEGMENTED INFORMATION

As at and for the nine
months ended Sep 30, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$103,508	$103,508
Loss for the period	1,068,770	4,626	2,059,318	3,132,714
Interest income	20,441	–	545,749	566,190
Interest expense	–	–	1,507,327	1,507,327
Total assets	1,133,407	26,816.	17,317,603	18,477,826
Equipment	–	–	103,654	103,654

As at and for the nine
months ended Sep 30, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$599,724	$599,724
Loss for the period	1,371,840	2,760	1,549,763	2,924,363
Interest income	73,252	–	(50,341)	22,911
Total assets	1,839,777	29,408	9,165,798	11,034,983
Equipment	–	–	97,837	97,837

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.	PROPOSED TRANSACTION

Acquisition of Lebowa Platinum Mines (Limited)

On September 4, 2007, the Company and Anglo Platinum Limited (“Anglo Platinum”) announced that they had entered into a detailed transaction framework agreement (the “TFA”). Pursuant to the TFA, Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) and an effective 1% controlling interest in the Ga-Phasha PGM Project (“Ga-Phasha”) for a total cash consideration of South African Rand 3.6 billion (approximately C$530 million). The parties have also reached an agreement, in principle, for the sale of an additional effective 1% controlling interest in both the Boikgantsho PGM Project (“Boikgantsho”) and the Kwanda PGM Projects (“Kwanda”) to Anooraq. This means that Anooraq will own and control Lebowa Platinum Mines as well as the Ga-Phasha, Boikgantsho and Kwanda exploration and development PGM projects through its 51% control interest, with 49% held by Anglo Platinum. These interests will be held through a new holding company (“Lebowa Holdco”).

The Company and Pelawan plans to fund the purchase consideration through a combination of debt and equity. The transaction is subject to a number of conditions and is expected to close during the first half of 2008. Certain of these conditions include:

  Completion of confirmatory due diligence;
  Completion of definitive transaction agreements;
  Regulatory approvals;
  Stock exchange approvals;
  Financing; and
  Shareholder approvals as required.

Lebowa, currently 100% owned by Anglo Platinum, has a platinum mine located on the northeastern limb of the Bushveld Complex.

  The Lebowa platinum mine consists of a vertical shaft and declines with underground operations mining the Merensky and UG2 Reefs. In fiscal 2006, annual refined production was 202,500 ounces of platinum, palladium, rhodium and gold (“4E”), including 109,200 oz of platinum from its 140,000 tonnes per month (“tpm”) operation.
  The scale of the mining operations at Lebowa is currently being increased.
  Upon completion of the transaction, Anooraq’s attributable share of the Lebowa production will be 51% of Lebowa production.
  Operational control of the assets within Lebowa Holdco will pass to Anooraq on implementation of the transaction agreements.
  Additional expansion projects at Lebowa on both the Merensky and UG2 Reef horizons are at an advanced stage of evaluation.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	SUBSEQUENT EVENTS

Subsequent to September 30, 2007, the Company:

  cancelled 250,000 share purchase options that had expired unexercised;
  issued 14,200 common shares pursuant to the exercise of share purchase options at $1.40 per share; and
  granted 4,629,000 share options with an exercise price of $2.97 expiring October 15, 2012 as well as 376,000 share options with an exercise price of $3.27 expiring October 15, 2012.